Filed pursuant to Rule 424(b)(3)
Registration No. 333-225676

PROSPECTUS SUPPLEMENT NO. 5

17,948,717 Common Shares

Auris Medical Holding AG

Common Shares

This Prospectus Supplement No. 5 (this “Prospectus Supplement”) amends and supplements our Prospectus dated July 12, 2018 (the “Prospectus”), which forms a part of our Registration Statement (our “Registration Statement”) on Form F-1 (Registration No. 333-225676). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the resale of up to 17,948,717 of our common shares issuable upon exercise of certain outstanding warrants.

This Prospectus Supplement includes information from our Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on November 30, 2018.

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 30, 2018.

On November 30, 2018, Auris Medical Holding AG (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the Sales Agreement, the Company may offer and sell common shares of the Company, nominal value CHF 0.02 per share, from time to time through A.G.P., as the Company’s sales agent for the offer and sale of the shares. Sales of the shares, if any, are to be made under the Company’s shelf registration statement filed on Form F-3 (File No. 333-228121) (the “Registration Statement”) with the Securities and Exchange Commission and declared effective on November 14, 2018, for an aggregate offering price of up to $25.0 million. However, due to the offering limitations applicable to the Company under General Instruction I.B.5. of Form F-3 and the Company’s public float as of November 29, 2018, and in accordance with the terms of the Sales Agreement, the Company may offer common shares having an aggregate gross sales price of up to $3.25 million pursuant to the prospectus supplement dated November 30, 2018 relating to the Registration Statement.

The Company is not obligated to sell any shares pursuant to the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, A.G.P. will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of the NASDAQ Capital Market, to sell shares from time to time based upon the Company’s instructions, including any price, time or size limits or other customary parameters or conditions that the Company may impose.

Under the Sales Agreement, A.G.P. may sell shares by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on the NASDAQ Capital Market, on any other existing trading market for the shares or to or through a market maker.